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Lorus Therapeutics Inc.

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LORUS ANNOUNCES PRESENTATION OF
 ANTICANCER DRUG PLATFORMS AT THE 2006 MEETING OF
THE AMERICAN ASSOCIATION FOR CANCER RESEARCH (AACR)

– Small molecule series and interleukin-17E show potent anticancer activity –

TSX:

LOR

AMEX:

LRP

TORONTO, CANADA, APRIL 3, 2006 – Lorus Therapeutics Inc. (‘Lorus’), a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer, announced today that data showing novel anticancer activity from two of the Company's lead preclinical programs are being presented at the 97th Annual Meeting of the AACR in Washington DC, April, 1-5, 2006.

The presentation titled, “Novel series of small molecules suppress in vitro and in vivo tumor cell growth of colon carcinoma cells through the induction of Krüppel-like factor 4 (KLF 4),” is presented on Monday April 3, 2006, while a second presentation titled, “IL-17E, a proinflammatory cytokine, has a novel antitumor function in vivo,” will be presented on Tuesday, April 4, 2006.

“Lorus is a leader in the development of drug candidates from a broad range of technologies, and our in-house research facility allows us to advance new lead compounds efficiently from discovery to formal drug development, adding significantly to the value of Lorus’ drug pipeline. These presentations describing novel agents with strong anticancer properties are excellent examples of this strategy at work” said Lorus CEO Dr. Jim Wright.

More About the Lorus Presentations at the AACR

1) Series of small molecules suppress tumor cell growth

The first presentation, “Novel series of small molecules suppress in vitro and in vivo tumor cell growth of colon carcinoma cells through the induction of Krüppel-like factor 4 (KLF4),” provides data regarding a series of compounds (2-indolyl imidazol [4,5-d] phenanthroline derivatives) developed by Lorus that demonstrate potent and novel anticancer activity. The studies presented describe the characterization of the anticancer activity and molecular mechanism of action of these compounds. A pattern of tumor-type selectivity was shown in an in vitro antitumor screen at the National Cancer Institute (NCI) Developmental Therapeutics Program, and lead compounds showed potent and selective growth inhibition of colon cancer, leukemia, non-small cell lung cancer, and prostate cancer. The compounds exhibited in vivo activity in both the Hollow Fiber Assay, and in mouse models of human colon and lung tumor growth. In addition, dose-schedule studies defined effective therapeutic dose ranges with no signs of apparent toxicity.

The studies on the mechanisms of action focused on changes in gene expression in response to treatment in human tumor tissue implanted into mice. Results indicate that the compounds target the metal-responsive transcription factor-1 or MTF1, a zinc-dependent protein that modulates expression of genes involved in zinc homeostasis. Drug-mediated displacement of zinc associated with MTF-1 resulted in MTF-1 downregulation leading to a strong induction of the tumor suppressor Krüppel-like factor 4 (KLF4), a transcription factor with an emerging role in the development and progression of colon carcinoma and other types of cancers.  KLF4 is a negative regulator of cell growth through mechanisms that include suppression of cyclin D1 expression, leading to cell cycle arrest at the G1 phase. Critical involvement of KLF4 has been validated in siRNA-mediated knockdown experiments, in which KLF4 downregulation resulted in the loss of drug mediated cell growth inhibition.

2) IL-17E demonstrates significant antitumor activity

In the second presentation, “IL-17E, a proinflammatory cytokine, has a novel anti-tumor function in vivo,” Lorus examined the role of IL-17E as an anti-tumor agent, a previously unrecognized function of IL-17E.

IL-17E belongs to a larger family of cytokines (proteins that function as part of the immune system) and has potent inflammatory effects in vitro and in vivo. Expression of high levels of IL-17E in mice results in a T helper-2 (TH2)-type immune response, characterized by the expansion of eosinophils, and upregulation of specific TH2 type cytokines including IL-5, IL-4 and IL-13.

IL-17E demonstrated significant anti-tumor activity against a variety of human tumors, including melanoma, pancreatic, colon, lung and ovarian tumors grown in mice. In addition, combinations of IL-17E with chemotherapeutic agents showed enhanced anti-tumor efficacy against human colon, lung, melanoma and ovarian tumor models in mice.

The anti-tumor activity was dose-dependent and was observed using three different routes of administration. Consistent with the observed binding of both human and mouse IL-17E to the mouse IL-17E receptor, human IL-17E also exhibited anti-tumor activity against human tumors grown in mice. Studies on the mechanism of action showed that treatment with IL-17E resulted in increased serum levels of IL-5 and increased percentages of eosinophils in peripheral blood. Spleen cells isolated from IL-17E-treated mice showed increases in eosinophils and B-cells, as well as an increase in the percentage of activated B cells. Furthermore, treatment with IL-17E resulted in phosphorylation of kinases and activation of transcription factors involved in immune stimulation. Taken together, the data support further investigation of the potential clinical application of IL-17E, placing IL-17E in a growing class of anticancer immunotherapeutic drugs.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of eight clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP. Virulizin® is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.

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